Exhibit 99.7

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) purchased ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares.

Date of Purchase	Number Purchased	Cost per share

12 February 2007	150,000	£21.8861

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 1,096,744 ordinary shares of 10p each in the Company.

T M Williams
Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com